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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14C

Information Statement Pursuant to Section 14(c) of the Securities Exchange Act of 1934

(Amendment No. 2)

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Check the appropriate box:

Preliminary Information Statement

o Confidential, for Use of the Commission Only (as permitted by Rule 14c-5(d)(2))

o Definitive Information Statement

Immediatek, Inc.

(Name of Registrant As Specified In Its Charter)

Payment of Filing Fee (Check the appropriate box):

No fee required

o Fee computed on table below per Exchange Act Rules 14c-5(g) and 0-11

(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4) Proposed maximum aggregate value of transaction:

(5) Total fee paid:

o Fee paid previously with preliminary materials.

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Bowne Conversion Immediatek 14C Amendment #2 Redlined 03-23-06_v1 (2).DOC

o Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1) Amount Previously Paid:

(2) Form, Schedule or Registration Statement No.:

(3) Filing Party:

(4) Date Filed:

<u>TABLE OF CONTENTS</u>

PRELIMINARY COPY

WE ARE NOT ASKING YOU FOR A PROXY, AND YOU

ARE REQUESTED NOT TO SEND US A PROXY.

Immediatek, Inc.

10488 Brockwood Road

Dallas, TX 75238

Phone: (972) 852-2876

Fax: (214) 722-0818

INFORMATION STATEMENT PURSUANT TO SECTION 14 OF THE

SECURITIES EXCHANGE ACT OF 1934 AND REGULATION 14C AND

SCHEDULE 14C THEREUNDER REGARDING ACTION TAKEN BY

WRITTEN CONSENT OF THE HOLDERS OF A MAJORITY OF THE

OUTSTANDING COMMON STOCK

TO THE STOCKHOLDERS OF IMMEDIATEK, INC.:

This information is being provided to the stockholders of Immediatek, Inc., a Nevada corporation (the "Company"), in connection with our prior receipt of approval by written consent, in lieu of a special meeting, of the holders of a majority of our outstanding common stock authorizing certain actions. THIS IS NOT A NOTICE OF A MEETING OF STOCKHOLDERS AND NO STOCKHOLDERS' MEETING WILL BE HELD TO CONSIDER ANY MATTER DESCRIBED HEREIN. YOUR CONSENT IS NOT REQUIRED AND IS NOT BEING SOLICITED IN CONNECTION WITH THESE ACTIONS. THIS INFORMATION STATEMENT IS BEING MAILED ON OR ABOUT MARCH ___, 2006 TO STOCKHOLDERS OF RECORD ON MARCH 3, 2006. THIS INFORMATION STATEMENT IS BEING DELIVERED ONLY TO INFORM YOU OF THE CORPORATE

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ACTIONS DESCRIBED HEREIN IN ACCORDANCE WITH RULE 14C-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

We have asked banks, brokers, and other custodians, nominees, and fiduciaries to forward this Information Statement to the beneficial owners of the Common Stock held of record by such persons on March 3, 2006, and will reimburse such persons for out-of-pocket expenses incurred in forwarding such material. We will pay all costs associated with the preparation and distribution of this Information Statement, including all printing and mailing expenses.

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TRANSACTION AND AMENDMENTS UNDERTAKEN

The Company has obtained the written consent of stockholders holding 16,556,712 shares, representing 51.1% of our issued and outstanding shares of common stock (the "Common Stock") on March 3, 2006, the record date for obtaining consents, authorizing the following:

1. THE SECURITIES PURCHASE AGREEMENT BETWEEN THE COMPANY AND RADICAL HOLDINGS LP, and the FIRST AMENDMENT TO SECURITIES PURCHASE AGREEMENT, both of which are attached as *ANNEX A*. In accordance with the terms, and subject to the conditions, of the Securities Purchase Agreement, as amended, Radical Holdings, LP is purchasing 4,392,286 shares of Series A Convertible Preferred Stock for an aggregate purchase price of $3.0 million, or $0.68 per share of Series A Convertible Preferred Stock. Upon the purchase of the Series A Convertible Preferred Stock of the Company by Radical Holdings LP pursuant to the Securities Purchase Agreement, as amended, a change in control of the Company will occur, as Radical Holdings LP will beneficially own 95% of the outstanding securities of the Company entitled to vote on matters required or permitted to be submitted to the stockholders of the Company. The Series A Convertible Preferred Stock is, at the option of the holders of the Series A Convertible Preferred Stock, convertible into that aggregate number of full shares of common stock representing 95% of the total common stock outstanding after giving effect to the conversion. See Item 1 under "Reasons for Engaging in Transaction and Amendments" below.

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2. AN AMENDMENT TO THE ARTICLES OF INCORPORATION TO EFFECTUATE A ONE HUNDRED (100) FOR ONE (1) REVERSE STOCK SPLIT, as set forth in the Amended and Restated Articles of Incorporation attached hereto as *ANNEX B*.

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This reverse stock split will NOT change the capital structure of the Company.

3. AN AMENDMENT TO THE ARTICLES OF INCORPORATION TO REMOVE PREEMPTIVE RIGHTS OF STOCKHOLDERS. *See ANNEX B.*

NOTICE: THE BOARD OF DIRECTORS OF THE COMPANY, IN ACCORDANCE WITH NEVADA REVISED STATUTE 78.267 HAS RESOLVED THAT ALL EXISTING PREEMPTIVE RIGHTS HELD BY STOCKHOLDERS AND EXISTING PRIOR TO THE CLOSING OF THE STOCK PURCHASE TRANSACTION DESCRIBED IN THIS INFORMATION STATEMENT, IF ANY, MUST BE EXERCISED WITHIN THE NEXT 30 DAYS FROM THE DATE HEREOF, OR SAID RIGHTS WILL BE WAIVED. ANY STOCKHOLDER INTERESTED IN EXERCISING ANY SUCH RIGHTS MUST CONTACT THE COMPANY PRIOR TO THE EXPIRATION OF THE 30 DAY EXERCISE PERIOD IN ORDER THAT THEIR ELIGIBILITY AND THE COST OF THEIR EXERCISE MAY BE DETERMINED. NOTICE OF EXERCISE MUST BE SENT TO THE COMPANY AT 10488 BROCKWOOD ROAD, DALLAS, TX 75238. See Item 3 under "Reasons for Engaging in Transaction and Amendments" below.

4. AN AMENDMENT TO THE ARTICLES OF INCORPORATION THAT AUTHORIZES THE BOARD OF DIRECTORS TO DESIGNATE THE SERIES AND TO DETERMINE THE ATTRIBUTES AND PREFERENCES OF EACH ISSUE OF PREFERRED STOCK. *See ANNEX B.*

The foregoing proposals were previously approved and recommended for stockholder approval by the unanimous written consent of the Board of Directors on March 3, 2006.

The stockholders holding shares representing 51.1% of the votes entitled to be cast at a meeting of the Company's stockholders, consented in writing to the proposed actions on March 3, 2006. The approval by the stockholders will not become effective until twenty (20) days from the date of mailing of this Information Statement to our stockholders.

THE NUMBER OF VOTES OBTAINED WAS SUFFICIENT TO SATISFY THE STOCKHOLDER VOTE REQUIREMENT FOR EACH ACTION, AS SET FORTH IN THE NEVADA REVISED STATUTES ("NEVADA LAW") AND OUR ARTICLES OF INCORPORATION AND BY-LAWS, AND CONSEQUENTLY, NO ADDITIONAL VOTES WILL BE NEEDED TO APPROVE THESE ACTIONS. THE ELIMINATION OF THE NEED FOR A SPECIAL MEETING OF THE STOCKHOLDERS TO APPROVE THESE ACTIONS IS AUTHORIZED BY SECTION 78.320 OF NEVADA LAW, AS WELL AS THE BYLAWS OF THIS COMPANY. NEVADA LAW SECTION 78.320 AND ARTICLE 2.17 OF THIS COMPANY'S BYLAWS BOTH PROVIDE THAT THE WRITTEN CONSENT OF THE HOLDERS OF OUTSTANDING SHARES OF VOTING CAPITAL STOCK, HAVING NOT LESS THAN THE MINIMUM NUMBER OF VOTES WHICH WOULD BE NECESSARY TO AUTHORIZE OR TAKE THE ACTION AT A MEETING AT WHICH ALL SHARES ENTITLED TO VOTE

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ON A MATTER WERE PRESENT AND VOTED, MAY BE SUBSTITUTED FOR THE SPECIAL MEETING. ACCORDING TO SECTION 78.390 OF NEVADA LAW, A MAJORITY OF THE OUTSTANDING SHARES OF VOTING CAPITAL STOCK ENTITLED TO VOTE ON THE MATTER IS REQUIRED IN ORDER TO AMEND THE COMPANY'S ARTICLES OF INCORPORATION. IN ORDER TO ELIMINATE THE COSTS OF, AND MANAGEMENT TIME INVOLVED IN, HOLDING A SPECIAL MEETING AND IN ORDER TO EFFECT THESE ACTIONS AS EARLY AS POSSIBLE, THE BOARD OF DIRECTORS OF THE COMPANY ELECTED TO UTILIZE THE WRITTEN CONSENT OF THE HOLDERS OF A MAJORITY OF THE OUTSTANDING COMMON STOCK OF THE COMPANY.

DISSENTERS' RIGHTS OF APPRAISAL

Under Nevada Law, our dissenting stockholders are not entitled to appraisal rights with respect to the amendments to the Company's Articles of Incorporation and the proposed transactions, and we will not independently provide our stockholders with any such right.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Total issued and outstanding common stock as of March 20, 2006: 32,394,655 shares. The common stock constitutes the sole outstanding class of securities of the Company currently entitled to vote. Each share of common stock entitles the holder to one (1) vote on all matters submitted to the stockholders.

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The following table sets forth the stock ownership information as of March 20, 2006, with respect to (i) each person known to the Company to be the beneficial owner of more than five percent (5%) of the Company's common stock, (ii) each director and executive officer of the Company, and (iii) all directors and executive officers of the Company as a group. The information as to beneficial ownership was furnished to the Company by or on behalf of each person named. As of the date of this Information Statement, there are no shares of preferred stock of the Company issued or outstanding. The following table also indicates by footnote each person who filed a written consent to the adoption of the Amended and Restated Articles of Incorporation and proposals described herein.

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Table 1. Beneficial Ownership

Name/Address	Position	Number of Shares of Common Stock		% Ownership (1)
Zach Bair 10488 Brockwood Road Dallas, TX 75238	Chief Executive Officer/President/Director	11,195,265	(2)	34.6%
Paul Marin 10488 Brockwood Road Dallas, TX 75238	Chief Operating Officer/Vice President/Director	5,361,447	(3)	16.6%

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Gary Blum 3104 Oak Lane Dallas, Texas 75226	1,693,060	(4)	5.2%
Jess Morgan & Co. 5750 Wilshire Blvd., Suite 590 Los Angeles, California 90036	5,003,836	(5)	14.1%
Directors and Executive Officers as a group	16,556,712	(6)	51.1%

(1) Based upon 32,394,655 shares of common stock outstanding on March 20, 2006. The shares of common stock issuable under instruments to purchase common stock that are currently exercisable within 60 days of March 20, 2006, are treated as if outstanding for purposes of computing the percentage ownership of the person holding these instruments, but are not treated as outstanding for purposes of computing the percentage ownership of any other person.

(2) Mr. Bair provided a written consent to the proposed actions with respect to all of his shares.

(3) Mr. Marin provided a written consent to the proposed actions with respect to all of his shares.

(4) Does not include 2,404,000 shares of common stock issuable to Mr. Blum pursuant to an agreement with the Company to convert $300,500 aggregate indebtedness owed by the Company to Mr. Blum into common stock of the Company.

(5) Includes 3,002,302 shares of common stock acquirable pursuant to the exercise of a warrant at $0.20 per share which expires March 22, 2007. Excludes shares of common stock issuable to Jess Morgan under that certain Agreement, Settlement and Release, dated January 22, 2006, by and between the Company and Jess Morgan, as amended. In accordance with the Agreement, Settlement and Release, as amended, Jess Morgan will be issued 94,157 shares of common stock (post-reverse split), or such other amount as is necessary to result in Jess Morgan owning 25% of the total outstanding common stock on a fully-diluted basis after giving effect to the reverse split and immediately prior to the closing of the purchase and sale of the Series A Convertible Preferred Stock.

(6) Represents two persons, Messrs. Bair and Marin.

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Interest of Certain Persons in or in Opposition to Matters to Be Acted Upon. In connection with the Securities Purchase Agreement with Radical Holdings LP, as discussed further below, Zach Bair and Paul Marin will continue to be employed as Chief Executive Officer and Chief Operating Officer, respectively, of DiscLive, Inc., a subsidiary of the Company ("DiscLive"). It is a condition to the closing of the transaction with Radical Holdings LP, that DiscLive enter into three-year employment agreements with Messrs. Bair and Marin. The annual salaries for Messrs. Bair and Marin for the first year are $102,000 and $94,800, respectively, and increase at a rate of five percent each year. The employment agreements also provide that Messrs. Bair and Marin will be eligible to participate in benefit plans made available by the Company.

Mr. Bair previously made a loan of $43,000 aggregate principal amount to the Company. This loan was non-interest bearing and did not have a maturity date. In connection with, and as a requirement under, the Securities Purchase Agreement, this loan will be repaid by the Company.

MARKET FOR THE COMPANY'S COMMON STOCK

As of March 3, 2006, we had approximately 286 record holders of our common stock, and a total of 32,394,655 shares of our common stock were outstanding. Our common stock is currently being quoted on the OTC Bulletin Board under the symbol "ITEK." On January 24, 2006, the date the Securities Purchase Agreement was entered into, the high and low sales price for our common stock was $0.03 per share. On March 20, 2006, the high and low sales price for our common stock was $0.20 and $0.18 respectively, per

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share. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and may not represent actual transactions.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's directors and executive officers, and persons who beneficially own more than ten percent (10%) of a registered class of the Company's equity securities, to file reports of beneficial ownership and changes in beneficial ownership of the Company's securities with the Securities and Exchange Commission ("SEC") on Form 3 (Initial Statement of Beneficial Ownership), Form 4 (Statement of Changes of Beneficial Ownership of Securities) and Form 5 (Annual Statement of Beneficial Ownership of Securities). Directors, executive officers and beneficial owners of more than ten percent (10%) of the Company's common stock are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms that they file. Based solely on a review of the copies of such forms furnished to the Company, or written representations that no reports were required, the Company believes that all directors, executive officers and beneficial owners have not complied with the Section 16(a) filing requirements applicable to them. We are endeavoring to rectify this shortcoming and believe we will complete compliance within the next thirty to sixty days.

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REASONS FOR ENGAGING IN TRANSACTION AND AMENDMENTS

1. Approval of Securities Purchase Agreement between Immediatek, Inc. and Radical Holdings LP ("Radical") and First Amendment to Securities Purchase Agreement.

General

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The Company has certain business prospects primarily through its subsidiary, DiscLive, which is an enterprise primarily engaged in the business of recording live performances by music artists. Music artists contract with DiscLive to record live events and DiscLive produces compact discs of the concert to sell to concert goers as they leave the concert or on the internet after the concert. During the coming fiscal year, DiscLive plans to expand its services to a number of musical artists and, thereby, increase live recordings and CD sales. However, the Company does not presently have sufficient capital to pay its current obligations or implement its business plan. By consummating the Securities Purchase Agreement with Radical, the Company will receive $3,000,000 in equity capital from the purchase by Radical of 4,392,286 shares of the Company's authorized preferred stock. The high and low sales price for the Company's common stock on the date the Securities Purchase Agreement was executed was $0.03 per share. The purchase price for the Series A Convertible Preferred Stock was determined through arms-length negotiations and bears no relationship to the market price of the common stock or market capitalization of the Company. On the date of execution of the Securities Purchase Agreement, the total market capitalization of the Company was $954,241, thereby making Radical's purchase price for 95% of the equity stock of the Company more than three (3) times the total market capitalization of the Company. The Series A Convertible Preferred Stock being purchased by Radical is convertible into that aggregate number of full shares of common stock representing 95% of the total voting power of all outstanding shares of capital stock, which represents 19 times the 492,002 shares of common stock estimated to be outstanding on a fully-diluted basis after giving effect to 100-for-1 reverse stock split. See "Description of the Series A Convertible Preferred Stock-Conversion" below. Our Board of Directors, in its best business judgment, believes that, given the financial condition of the Company and that the purchase price for the Series A Convertible Preferred Stock is three (3) times the total market capitalization of the Company on the date that the Securities Purchase Agreement was executed, the purchase price is reasonable and in the best interest of the Company and its stockholders.

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Background

Radical Holdings LP is a Texas limited partnership whose sole general partner is Radical Management LLC, a Texas limited liability company. Mark Cuban is the President of Radical Management LLC, and Mr. Cuban, indirectly, wholly owns Radical Holdings LP and Radical Management LLC. On September 21, 2005, Charlie McKinney, an advisor to Mark Cuban, contacted Zach Bair regarding the potential acquisition of the Company. Following this telephone conversation, Messrs. McKinney and Bair exchanged emails on the subject, which resulted in arranging a meeting of the parties. On September 23, 2005, a meeting was held among Mr. Cuban, Mr. McKinney, Mindee Mills, a financial analyst employed by an entity owned by Mr. Cuban, Mr. Bair and Paul

Marin. At that meeting, the parties outlined their initial thoughts on the terms of the transaction. Following this meeting, the parties commenced exchanging preliminary diligence items.

On September 30, 2005, a meeting was held at the offices of Jenkens & Gilchrist, P.C., which was attended by Messrs. Bair and Marin, Miss Mills, Robert Hart, general counsel to entities owned by Mr. Cuban, Robert Dockery of Jenkens & Gilchrist, P.C., who represented the purchaser, and Craig Ongley of Vial, Hamilton, Koch & Knox, L.L.P., outside counsel to the Company. At that meeting, the parties discussed the structure and material terms of the transaction, which terms were subject to completion of due diligence satisfactory to Radical.

From October 1, 2005 to November 9, 2005, no material meetings were held between the parties, as the Company primarily worked on structuring, the potential investment and on the gathering of documents in response to Radical’s request for due diligence materials. During that period, Radical conducted due diligence on the Company and its subsidiaries. On November 10, 2005, Radical distributed a follow-up diligence request list to the Company and its counsel. On November 18, 2005, a meeting was held to discuss the follow-up diligence requested. In attendance at the meeting were Messrs. Hart, Dockery, Bair and Marin, Miss Mills, Corey Prestidge, associate general counsel to Radical Incubation, an entity owned by Mr. Cuban, Daryl Robertson of Jenkens & Gilchrist and Mr. Ongley was available by telephone. Following that meeting, additional diligence on the Company and its subsidiaries was conducted until the execution of the Securities Purchase Agreement.

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On November 29, 2005, Radical distributed a preliminary draft of a non-binding summary of terms of the proposed transaction. The parties and their respective representatives negotiated the non-binding summary of terms, which was finalized and executed on December 8, 2006. This summary of terms was subject to completion of due diligence satisfactory to Radical and the execution of definitive agreements.

On December 9, 2005, Radical distributed a preliminary draft of the Securities Purchase Agreement. In the days following, Radical and the Company exchanged drafts of the various exhibits to the Securities Purchase Agreement. The parties negotiated and revised the various transaction documents until the Securities Purchase Agreement was executed on January 24, 2006.

From the execution of the summary of the terms until the execution of the Securities Purchase Agreement, the Company and Radical negotiated various settlements with debtholders of the Company and others with ongoing rights, including Jess Morgan & Company.

After the execution of the Securities Purchase Agreement, the Company diligently proceeded to satisfy the conditions precedent to the closing of the purchase and sale of the Series A Convertible Preferred Stock.

On February 18, 2006, the parties held a meeting to discuss various changes to the terms of the transaction due to various matters, such as increases in liabilities, that became known to Radical following the execution of the Securities Purchase Agreement. In attendance at that meeting was Messrs. Hart, Prestidge, Bair, Marin and Ongley and Miss Mills. On February 21, 2006, Radical distributed a preliminary draft of the First Amendment to Securities Purchase Agreement. The parties negotiated the terms of this document until it was executed on March 3, 2006.

Description of the Series A Convertible Preferred Stock

The following is a summary of the terms of the Series A Convertible Preferred Stock to be issued to Radical under the Securities Purchase Agreement, as amended, and contained in the Certificate of Designation to be filed by the Company with the Nevada Secretary of State:

Dividends. The holders of the Series A Convertible Preferred Stock are not entitled to any preferential dividends. Holders of the Series A Convertible Preferred Stock, however, are entitled to participate on an as-converted basis in any cash dividends declared and paid on shares of Common Stock.

<u>Liquidation</u>. Upon the liquidation, dissolution or winding up of the Company, an acquisition of the Company that results in the sale of more than 50% of the outstanding voting power of the Company, or the sale or exclusive license of all or substantially all of the assets of the Company, the holders of the Series A Convertible Preferred Stock will be entitled to receive, out of the legally available funds and assets of the Company, before any payment is made to any shares of Common Stock or other junior stock, an amount per share equal to the greater of:

— $0.683015632 per share of Series A Convertible Preferred Stock; and

— the amount that the holder of that share of Series A Convertible Preferred Stock would have received had the holder converted that share into shares of Common stock immediately prior to the liquidation event. If the legally available funds and assets of the Company are insufficient to pay the holders of shares of the Series A Convertible Preferred Stock the full amount to which they are entitled, the holders of the shares of Series A Convertible Preferred Stock and the holders of capital stock of the Company that is on a parity with the Series A Convertible Preferred Stock will share ratably in any distribution of the remaining legally available funds and assets of the Company.

<u>Ranking</u>. The Series A Convertible Preferred Stock shall, with respect to rights on liquidation, winding up, corporate reorganization and dissolution, rank senior to the shares of Common Stock and other junior stock.

<u>Conversion</u>. The shares of Series A Convertible Preferred Stock will be convertible into that aggregate number of full shares of Common Stock representing 95% of the total voting power of all outstanding shares of capital stock of the Company, including outstanding Common Stock, after giving effect to the conversion. Accordingly, in the event the Company should issue additional capital stock after closing, but before conversion of the Series A Convertible Preferred Stock, the conversion price per share is subject to downward adjustments in order to cause the holders of the Series A Convertible Preferred Stock, collectively, to own 95% of the outstanding shares of Common Stock upon conversion of all Series A Convertible Preferred Stock. The conversion price of a share of Series A Convertible Preferred Stock into shares of Common Stock also is subject to adjustment, from time to time, for, among other reasons, stock splits, combinations, dividends and distributions. Based on 492,002 shares of common stock outstanding on a fully-diluted basis after giving effect to the 100-for-1 reverse stock split and immediately prior to the closing of the purchase and sale of the Series A Convertible Preferred Stock, 4,392,286 shares of Series A Convertible Preferred Stock would be convertible into 9,348,038 shares of common stock, which represents 95% of the outstanding common stock of the Company.

<u>Voting</u>. The holders of the shares of Series A Convertible Preferred Stock will be entitled to vote on all matters required or permitted to be voted upon by the stockholders of the Company. Each holder of a share of Series A Convertible Preferred Stock is entitled to the number of votes equal to the largest number of full shares of Common Stock into which all shares of Series A Convertible Preferred Stock held by that holder could be converted. Except as required by law on matters requiring class voting, the holders of the Series A Convertible Preferred Stock and Common Stock will vote together as a single class.

<u>Protective Provisions</u>. Unless the directors designated by the holders of the shares of the Series A Convertible Preferred Stock originally issued under the Securities Purchase Agreement control the Board of Directors of the Company with respect to all actions, for so long as any shares of the Series A Convertible Preferred Stock originally issued under the Securities Purchase Agreement remain outstanding, except where the vote or written consent of the holders of a greater number of shares of the Company is required by law or by the Company's Articles of Incorporation, and in addition to any other vote required by law or by the Company's Articles of Incorporation, the Company shall not, and the Company shall cause its subsidiaries not to, as applicable, without the prior vote or written consent of the holders of at least 75% of the shares of the Series A Convertible Preferred Stock originally issued under the Securities Purchase Agreement then outstanding:

(a) amend the articles or bylaws in any manner that would alter or change any of the rights, preferences, privileges or restrictions of the Series A Convertible Preferred Stock or the shares issuable upon conversion of the Series A Convertible Preferred Stock;

(b) reclassify any outstanding securities into securities having rights, preferences or privileges senior to, or on a parity with, the Series A Convertible Preferred Stock;

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(c) authorize or issue any additional shares of capital stock (other than to holders of the Series A Convertible Preferred Stock);

(d) merge or consolidate with or into any corporation or other person;

(e) sell all or substantially all their respective assets in a single transaction or series of related transactions;

(f) license all or substantially all of their respective intellectual property in a single transaction or series of related transactions;

(g) liquidate or dissolve;

(h) alter any rights of the holders of the Series A Convertible Preferred Stock or change the size of the Board of Directors;

(i) declare or pay any dividends (other than dividends payable to the Company or its subsidiaries) on or declare or make any other distribution, directly or indirectly, on account of any shares of Common Stock now or hereafter outstanding;

(j) repurchase any outstanding shares of capital stock;

(k) approve or modify by 10% or more the aggregate amount of any annual or other operating or capital budget, or approve or modify by 50% or more any single line item of any such operating or capital budget;

(l) increase the salary of any officer or employee or pay any bonus to any officer, director or employee not contemplated in a budget or bonus plan approved by directors designated by the holders of the shares of the Series A Convertible Preferred Stock originally issued under the Securities Purchase Agreement then outstanding;

(m) retain, terminate or enter into any salary or employment negotiations or employment agreement with any employee or any future employee;

(n) incur indebtedness (other than trade payables) or enter into contracts or leases that require payments in excess of $5,000 in the aggregate;

(o) make or incur any single capital expenditure;

(p) award stock options, stock appreciation rights or similar employee benefits or determine vesting schedules, exercise prices or similar features;

(q) make any material change in the nature of its business or enter into any new line of business, joint venture or similar arrangement;

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(r) pledge its assets or guarantee the obligations of any other individual or entity;

(s) recommend approval of any new equity incentive plan;

(t) form or acquire any subsidiary, joint venture or similar business entity; or

(u) directly or indirectly enter into, or permit to exist, any material transaction with any affiliate of the Company, any director or officer or any affiliate of a director or officer, or transfer, pay, loan or otherwise obligate the Company to give cash, services, assets or other items of value to affiliates, officers or directors or any affiliate of a officer or director or commit to do any of the preceding after the date hereof, except for employee compensation or for reimbursement of ordinary business expenses.

Thus, so long as the Series A Convertible Preferred Stock remains outstanding, certain provisions of the Series A Convertible Preferred Stock may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt, including attempts that might result in a premium being paid over the market price for the shares held by stockholders and any takeover would be subject to approval by Radical so long as the Series A Convertible Preferred Stock remains outstanding. See "Potential Anti-Takeover Effect" at page 15 below.

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Board of Directors. For so long as any shares of the Series A Convertible Preferred Stock originally issued under the Securities Purchase Agreement remain outstanding, the holders of a majority-in-interest of the shares of the Series A Convertible Preferred Stock originally issued under the Securities Purchase Agreement then outstanding shall have the right to designate all the persons to serve as directors on the Board of Directors of the Company and its subsidiaries. If the holders of the shares of the Series A Convertible Preferred Stock originally issued under the Securities Purchase Agreement then outstanding choose not to designate any directors, the holders of a majority-in-interest of the shares of the Series A Convertible Preferred Stock originally issued under the Securities Purchase Agreement then outstanding may appoint a designee to serve as an observer at all meetings of the Company's or its subsidiaries' Board of Directors and committees thereof.

Other Agreements and Terms

Investor Rights Agreement. In connection with, and as condition to, the closing of the purchase and sale of the Series A Convertible Preferred Stock under the Securities Purchase Agreement, the Company, Radical and Messrs. Bair and Marin will enter into an Investor's Rights Agreement. The Investor's Rights Agreement grants Radical certain demand, piggy-back and shelf registration rights and sets forth the procedures pursuant to which those rights may be exercised and effected. The Investor's Rights Agreement also grants Radical rights of first refusal to purchase any or all of the securities of the Company that Messrs. Bair or Marin propose to sell or otherwise transfer on the same terms and conditions as the proposed sale or transfer by them.

Employment Agreements. At or prior to the closing of the purchase and sale of the Series A Convertible Preferred Stock, DiscLive, Inc., a wholly-owned subsidiary of the Company, will enter into employment agreements with Messrs. Bair and Marin. In accordance with those employment agreements, Messrs. Bair and Marin will continue to be employed as Chief Executive Officer and Chief Operating Officer, respectively, of DiscLive, Inc. for a term of three years. Pursuant to these employment agreements, the annual salaries for Messrs. Bair and Marin for the first year are $102,000 and $94,800, respectively, and increase at a rate of five percent each year. These employment agreements also provide that Messrs. Bair and Marin will be eligible to participate in benefit plans made available by the Company.

The Securities Purchase Agreement, as amended, has certain requirements and conditions which must be met in order for the preferred stock purchase to occur. The primary conditions and requirements are:

(a) The Company must agree to, and effect, a one hundred-for-one reverse split of its outstanding and issued Common Stock prior to the closing.

(b) The Company must amend its Articles of Incorporation to (i) remove the stockholder preemptive rights currently granted by the Company's Articles of Incorporation, (ii) provide that the Company's Board of Directors shall have the authority to determine the

rights, attributes and preferences of any preferred stock to be issued by the Company, and (iii) authorize the reverse split described above.

(c) The Company must file a certificate of designation containing the terms of the Series A Convertible Preferred Stock (attached as Exhibit A to the First Amendment to Securities Purchase Agreement), which is included in Annex A to this Information Statement.

(d) The Company or certain of its employees must enter into certain agreements, including, among others, non-competition agreements, investor rights agreement and non-disclosure agreements.

(e) All outstanding obligations and accounts payable must be subject to binding repayment agreements pursuant to which they will be paid or converted into Common Stock of the Company at or prior to closing.

(f) All preemptive rights or anti-dilution requirements currently held by stockholders must be waived.

(g) The Company must take certain actions that are subject to Radical's reasonable satisfaction.

Upon the purchase of the Series A Convertible Preferred Stock of the Company by Radical, a change in control of the Company will occur because Radical will beneficially own 95% of the securities of the Company entitled to vote on matters required or permitted to be submitted to the stockholders of the Company. Pursuant to the Securities Purchase Agreement, the Company will issue and sell, and Radical will purchase, 4,392,286 shares of Series A Convertible Preferred Stock of the Company for an aggregate purchase price of $3.0 million, or $0.68 per share of Series A Convertible Preferred Stock. The securities will be purchased utilizing working capital funds of Radical.

Deleted: Radical Management LLC, a Texas limited liability company, is the sole general partner of Radical Holdings LP, a Texas limited partnership. Mark Cuban is the President of Radical Management LLC and indirectly wholly-owns Radical Management LLC and Radical Holdings LP.

The proceeds from the sale of the Series A Convertible Preferred Stock will be utilized in the following priority:

- An amount necessary to satisfy all liabilities, accounts payable or other obligations of the Company and its subsidiaries arising prior to the closing of the purchase and sale of the Series A Convertible Preferred Stock, which are estimated as of the date of this Information Statement to be $1,700,000; and

Formatted: Indent: Left: 0.2", Hanging: 0.32"

- Any amounts remaining after the foregoing bullet point will be used for working capital and other obligations, which are estimated as of the date of this Information Statement to be $1,300,000.

Formatted: Indent: Left: 0.2", Hanging: 0.32"

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Radical may, from time to time, in its sole discretion, prior to the closing of the purchase and sale of the Series A Convertible Preferred Stock, loan funds to the Company, subsidiaries of the Company or their respective affiliates to pay outstanding liabilities, accounts payable or other obligations and to provide necessary funds to operate its business. Any funds loaned to the Company, subsidiaries of the Company or their respective affiliates are required: (i) to be applied in strict accordance with the uses approved by Radical, (ii) if the closing of the purchase and sale of the Series A Convertible Preferred Stock occurs, to be fully credited towards the aggregate purchase price of the Series A Convertible Preferred Stock, and (iii) if the Securities Purchase Agreement is terminated for any reason whatsoever, to be repaid in full to Radical, without interest and without deduction thereon, within thirty (30) days following the date of the termination of the Securities Purchase Agreement. In the event that any funds loaned to the Company, subsidiaries of the Company or their respective affiliates are not repaid pursuant to item (iii) immediately above, the Company will, and shall cause its subsidiaries to, make in favor of Radical, a non-interest bearing note in the aggregate amount loaned by Radical to the Company, subsidiaries of the Company or their respective affiliates and grant Radical a security interest in all the assets of the Company and subsidiaries of the Company to secure the repayment of all the amounts due and payable under such note or notes. Such note or notes shall have a term of ninety (90) days, and such note or notes and security agreement shall be in a form reasonably satisfactory to Radical. As of the date of this Information Statement, Radical has loaned to the Company and its subsidiaries an aggregate of $287,000

Our Board of Directors, in its business judgment, believes that the Securities Purchase Agreement, as amended, and the resulting influx of equity capital will be beneficial for allowing the Company to pay its outstanding liabilities and provide the necessary working capital to allow the Company, through its DiscLive subsidiary, to implement its business plan.

2. An amendment to the Articles of Incorporation effectuating a one hundred (100) for one (1) reverse stock split.

We are undertaking the reverse stock split to reduce the number of our issued and outstanding shares of Common Stock to facilitate the requirements of the Securities Purchase Agreement, as amended, between us and Radical. Our Board of Directors believes that it is in the best interests of our stockholders to accomplish the reverse stock split in order that we may receive a $3,000,000 equity investment in the Company. Given our current lack of working capital, we will not be able to implement our business plan without the above-described $3,000,000 investment.

The reverse stock split, when implemented, will not change the number of authorized shares of Common Stock or the par value of the Common Stock. Each stockholder will hold one-hundredth of the shares they held before the split, but will hold approximately the same percentage of Common Stock outstanding immediately following the reverse stock split as each such stockholder held immediately prior to the reverse stock split. All fractional shares will be rounded up to the next whole number, so ownership percentages may vary from pre-split ownership percentages.

Certain Risks Associated With the Reverse Stock Split. Once the reverse split is effected, there is no assurance that we will be successful with our business plan.

The market price per share of Common Stock after the reverse stock split (the "New Shares") may not rise or remain constant in proportion to the reduction in the number of shares of Common Stock outstanding before the reverse stock split ("Old Shares"). Accordingly, the total market capitalization of Common Stock after the reverse stock split may be lower than the total market capitalization before the reverse stock split. In the future, the market price of Common Stock following the reverse stock split may not equal or exceed the market price prior to the reverse stock split. In many cases, the total market capitalization of a company following a reverse stock split is lower than the total market capitalization before the reverse stock split.

Principal Effects of the Reverse Stock Split.

Corporate Matters. Except as provided below with respect to fractional shares, the reverse stock split will affect all stockholders uniformly. Common stock issued prior to the reverse stock split will remain fully paid and non-assessable. We will continue to be subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended.

Fractional Shares. No scrip or fractional shares will be issued in connection with the reverse stock split. Fractional shares will be rounded up to the next whole number, so even holders of less than one hundred shares will continue to be stockholders in the Company. Ownership percentages may change due to the effects of rounding up fractional shares.

Authorized Shares. Upon the effectiveness of the reverse stock split, the number of authorized shares of Common Stock that are not issued or outstanding will increase due to the reduction in the number of shares of Common Stock issued and outstanding based on the reverse stock split ratio. As of March 20, 2006, we had 500,000,000 shares of Common Stock authorized and 32,394,655 shares of Common Stock outstanding. Authorized but unissued shares will be available for issuance, and we may issue such shares in financings or otherwise. If we issue additional shares, the ownership interest of holders of Common Stock may also be diluted. Pursuant to the terms of the preferred stock to be issued to Radical under the Securities Purchase Agreement, a sufficient number of shares of Common Stock will be reserved for issuance upon conversion of those shares of preferred stock. Except for shares of common stock issuable upon conversion of the Series A Convertible Preferred Stocks, the Company does not presently have at this time any plans, proposals or arrangements, written or otherwise, to issue additional shares of common stock for any purpose, including financing or acquisitions. On an ongoing basis, the Company will, however, consider and evaluate acquisitions, and those acquisitions may involve the issuance of common stock. At this time, the Company does not have any definite proposal or arrangements for any acquisition.

Accounting Matters. The reverse stock split will not affect the par value of the Common Stock. As a result, as of the effective time of the reverse stock split, the stated capital on our balance sheet attributable to our Common Stock will be reduced proportionately based on the reverse stock split ratio and the additional paid-in capital account will be credited with the amount by which the stated capital is reduced. The per share net income or loss and net book value of our Common Stock will be restated because there will be fewer shares of our Common Stock outstanding.

Potential Anti-Takeover Effect. The increased proportion of unissued authorized shares to issued shares could, under certain circumstances, have an anti-takeover effect (for example, by permitting issuances that would dilute the stock ownership of a person seeking to effect a change in the composition of the Board of Directors or contemplating a tender offer or other transaction for the combination of us with another company). The reverse stock split is not being effected in response to any effort by a third party of which we are aware to accumulate shares of Common Stock or obtain control of us, nor is it part of a plan by management to recommend a series of similar amendments to our stockholders.

No Exchange Of Stock Certificates Required. Upon the reverse stock split becoming effective, stockholders (at their option and at their expense) may exchange

Deleted: 8

their stock certificates representing Old Shares for new certificates representing New Shares. Stockholders are not required to exchange their stock certificates. No new certificates will be issued to a stockholder until such stockholder has surrendered such stockholder's outstanding certificate(s), together with the properly completed and executed letter of transmittal. STOCKHOLDERS SHOULD NOT DESTROY ANY STOCK CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATES TO US UNLESS SPECIFICALLY REQUESTED TO DO SO.

New CUSIP Number and Stock Symbol. Upon the advent of the reverse split, the Company will be required to apply for a new CUSIP number for its stock certificates for the purpose of being able to distinguish stock certificates issued prior to and after the stock split. It is very likely that the Company will be required to change its current stock symbol, ITEK, to a new one so that post split transactions will be easier to identify.

No Dissenters' Rights. Since no cash is being paid for fractional shares, under Nevada Law, stockholders are not entitled to appraisal rights with respect to the reverse stock split, and we will not independently provide stockholders with any such right.

Federal Income Tax Consequences of the Reverse Stock Split. EACH STOCKHOLDER SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR WITH RESPECT TO ALL OF THE POTENTIAL TAX CONSEQUENCES TO HIM OR HER OF THE REVERSE STOCK SPLIT.

3. An amendment to the Articles of Incorporation to do away with preemptive rights currently permitted by the Company's Articles of Incorporation.

The effect of this amendment will be to make preemptive rights unavailable to the stockholders of the Company that had been previously granted to them by the Articles of Incorporation.

Our Board of Directors, in its business judgment, believes that it is inappropriate and a hindrance for the Company to continue the preemptive rights provision currently contained in the Company's Articles of Incorporation. Preemptive rights allow stockholders, any time the Company sells shares of Common Stock for cash, to buy an amount of shares equal to the percentage of their current holdings so that even though the Company sells additional stock, the stockholder's holdings in the Company are not diluted. Such preemptive rights provisions are common in closely held companies but are not common in public companies. Immediatek, Inc. is currently a public company, and our Board of Directors believes that to continue the preemptive rights provision in the Company's Articles of Incorporation would be a detriment to all our stockholders, because it will be difficult to track and monitor as the number of stockholders in the Company increases. Our Board of Directors also believes such a provision in the Company's Articles of Incorporation discourages third parties from investing in or acquiring the Company, thereby decreasing potential business prospects and diminishing our ability to attract equity capital. Proof of this point is that this amendment is required by and will facilitate the Securities Purchase Agreement. This amendment will eliminate the preemptive rights for all stockholders and transactions occurring after the amendment, including the stock purchase transaction by Radical detailed herein. The following notice will cancel all preemptive rights already existing prior to the amendment.

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NOTICE: THE BOARD OF DIRECTORS OF THE COMPANY, IN ACCORDANCE WITH NEVADA REVISED STATUTE 78.267 HAS RESOLVED THAT ALL EXISTING PREEMPTIVE RIGHTS HELD BY STOCKHOLDERS, IF ANY, MUST BE EXERCISED WITHIN THE NEXT 30 DAYS FROM THE DATE HEREOF, OR SAID RIGHTS WILL BE WAIVED. ANY STOCKHOLDER INTERESTED IN EXERCISING ANY SUCH RIGHTS MUST CONTACT THE COMPANY PRIOR TO THE EXPIRATION OF THE 30 DAY EXERCISE PERIOD IN ORDER THAT THEIR ELIGIBILITY AND THE COST OF THEIR EXERCISE MAY BE DETERMINED. NOTICE OF EXERCISE MUST BE SENT TO THE COMPANY AT 10488 BROCKWOOD ROAD, DALLAS, TEXAS 75238.

If a stockholder desires to exercise his, her ot its preemptive rights and notifies the Company of that desire within the allocated time period, the Company will mail a questionnaire to that stockholder. The questionnaire will require the stockholder to certify to certain information, including the date the stockholder acquired shares of common stock and the number of shares acquired on that date. Once the questionnaire is properly completed and returned to the Company, the Company will utilize the questionnaire to determine the number of shares acquirable by that stockholder and the purchase terms. The Company will then notify the stockholder whether he, she or it possesses preemptive rights and the number of shares acquirable and the terms of purchase.

4. An amendment to the Articles of Incorporation authorizing the Board of Directors to designate the series and to determine the preferences and attributes of each issue of preferred stock that has been authorized by the Company's Articles of Incorporation.

The Company proposes to utilize the shares of authorized preferred stock provided for in this amendment to consummate the Securities Purchase Agreement. For a description of the terms of the Series A Convertible Preferred Stock to be issued under the Securities Purchase Agreement and the use of the proceeds from the issuance and sale of that stock, see Item 1 above relating to the approval of the Securities Purchase Agreement.

From time to time, our Board of Directors may, subject to certain restrictions imposed by the terms of the Series A Convertible Preferred Stock, issue additional shares of preferred stock as the need may arise in connection with future opportunities for expanding the Company's business through investments or acquisitions, equity financing and for other purposes.

Authorized but unissued shares of the preferred stock may be issued at such times, for such purposes and for such consideration as the Board of Directors may determine to be appropriate without further authority from the Company's stockholders, except as otherwise required by applicable corporate law, terms of outstanding preferred stock or stock exchange policies. Except for the shares of Series A Convertible Preferred Stock issuable to Radical upon the closing of the Securities Purchase Agreement (as described above), the Company has no current plans to issue, and does not intend to issue, any additional shares of preferred stock at this time.

The creation of the preferred stock will affect all of our stockholders uniformly and will not affect any stockholder's percentage ownership interests in us or proportionate voting power, unless and until shares of preferred stock authorized through this amendment are issued.

The preferred stock may be issued from time to time in series, with such designations, preferences, conversion rights, cumulative, relative, participating, optional or other rights, qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions providing for the issuance of such preferred stock, adopted by our Board of Directors pursuant to the authority granted in this amendment.

Potential Anti-Takeover Effect. Certain provisions of our Amended and Restated Articles of Incorporation, regarding the preferred stock may be deemed to have an anti-takeover

effect and may delay, defer or prevent a tender offer or takeover attempt, including attempts that might result in a premium being paid over the market price for the shares held by stockholders. Due to the fact that the holders of the Series A Convertible Preferred Stock, prior to the conversion of the Series A Convertible Preferred Stock, will have the ability to maintain a 95% ownership interest in the capital stock of the Company, any takeover would have to be approved by the holders of the Series A Convertible Preferred Stock so long as the Series A Convertible Preferred Stock remains outstanding.

Despite our belief as to the benefits to our stockholders of these provisions, these provisions may also have the effect of discouraging a future takeover attempt, pursuant to which the stockholders may receive a substantial premium for their shares over then current market prices. As a result, stockholders who might desire to participate in such a transaction may not have any opportunity to do so.

Such provisions will also render the removal of the Company's Board of Directors and management more difficult and may tend to stabilize the Company's stock price, thus limiting gains which might otherwise be reflected in price increases due to a potential merger or acquisition. The Board of Directors, however, has concluded that the potential benefits of these provisions outweigh the possible disadvantages.

Our Board of Directors, in its business judgment, believes that it is in the best interest of the Company and its stockholders, to authorize the Board of Directors to designate the rights, preferences and attributes of the Company's preferred stock, as it will give the Board of Directors the flexibility to issue preferred stock to fit any potential preferred stock investor's requirements or conditions without the necessity of the Company having to have stockholder approval for each issuance. This amendment is also required by and will facilitate consummation of the Securities Purchase Agreement.

ADDITIONAL AVAILABLE INFORMATION.

We are subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with such Act, we file periodic reports, documents and other information with the SEC relating to our business, financial statements and other matters. Such reports and other information may be inspected and are available for copying at the Securities and Exchange Commission's public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the operation of the public reference room. Our filings with the Securities and Exchange Commission also are available to the public at the Securities and Exchange Commission's web site at http://www.sec.gov.

By Order of the Board of Directors By: /s/ Zach Bair ------------- ZACH BAIR Chief Executive Officer, President

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